LAWLER DESIGN, INC.

52 North Main Street

South Hadley, MA 01075

November 4, 2008

Re:

Lawler Design, Inc.

Initial Registration Statement on Form S-1

Filed with the US Securities and Exchange Commission

  on September 4, 2008 (Registration No.: 333-153321)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Lawler Design, Inc. (the “Company”) hereby applies to withdraw its initial Registration Statement as Filed on Form S-1, File No.: 333-153321.

The reasons for the withdrawal of its registration statement are as follows:

Management of the Company has determined that it is not in the Company’s best interest to go forward with its Registration Statement.

Furthermore, no securities have been offered or sold under the Form S-1 Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments, please contact our Company counsel, Gary B. Wolff at 212-644-6446

Very truly yours,

LAWLER DESIGN, INC.

By: /s/ Mary Lawler

Mary Lawler, President